

TALISMAN ENERGY SUCCESSFUL IN NORTH SEA LICENSING ROUNDS

Calgary, Alberta - February 5, 2007 - Talisman Energy (UK) Limited, a wholly owned subsidiary of Talisman Energy Inc., has been awarded all 10 blocks it applied for in the recently announced 24th License Round awards. These awards represent strategic additions to Talisman's existing core area license holdings in the Central North Sea area and further advance Talisman's frontier exploration acreage position in the Atlantic margin region. In addition, Talisman Energy Norge AS, also a wholly owned subsidiary of Talisman Energy Inc., was recently awarded two licenses in the Awards in Predefined Areas 2006 (APA2006) round in Norway.

"I am pleased that Talisman was able to obtain the blocks we applied for in the recent North Sea licensing rounds," said Dr. Jim Buckee, President and Chief Executive Officer. "We see a lot of running room in the North Sea, as evidenced by Talisman's nine field developments currently underway in the UK and two in Norway. These awards provide Talisman with a nice mixture of new, near field exploration targets within subsea tie-back distance in the UK, a Norwegian block with significant shallow water natural gas potential, as well as higher risk, higher reward frontier acreage west of Shetlands."

UK 24th Licensing Round:

Block 16/16 and 22/23c, awarded to Talisman (100%) as operator, are traditional exploration licenses adjacent to Talisman's existing core areas in the Montrose-Arbroath and Balmoral field areas. These awards are expected to provide targets for near field, low risk exploration within subsea tie-back distance of existing infrastructure.

Blocks 205/12, 205/13, 205/16b and 205/17, awarded to Talisman (90%) as operator, are adjacent to Talisman's existing frontier license holdings awarded in the 23rd License Round. These blocks provide opportunities for medium to large exploration targets in an area of existing and developing infrastructure.

Blocks 214/2, 214/3, 214/4b and 216/28, awarded to Talisman (20%), lie in the deeper water area of the Atlantic margin, adjacent to existing acreage and provide higher risk/high reward opportunities.

Norwegian APA2006 Round:

License PL316b, awarded to Talisman (70%) as operator, is an extension to the existing Yme license (PL316) where Talisman has recently announced plans to redevelop the field.

License PL402, which covers five blocks and part blocks awarded to Talisman (80%) as operator, provides an opportunity for significant deep gas exploration potential. The blocks are in shallow water and close to large European gas markets.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman's subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate
& Investor Communications
Phone: 403-237-1196 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com

Christopher J. LeGallais
Senior Manager, Investor Relations
Phone: 403-237-1957 Fax: 403-237-1210
Email: tlm@talisman-energy.com

05-07

Forward-Looking Statements

This news release contains statements that constitute forward-looking statements or forward-looking information (collectively "forward-looking statements") within the meaning of applicable securities legislation. These forward-looking statements include, among others, statements regarding: business strategy and plans for drilling, exploration and development of the recently awarded North Sea blocks; production potential from such blocks; ongoing development of infrastructure in the area; plans to redevelop the Yme field; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking statements use words or phrases such as: "expects", "does not expect" or "is expected", "anticipates" or "does not anticipate", "plans" or "planned", "estimates" or "estimated", "projects" or "projected", "forecasts" or "forecasted", "believes", "intends", "likely", "possible", "probable", "scheduled", "positioned", "goal", "objective" or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this news release. Statements which discuss business plans for drilling, exploration and development assume that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

- the possibility that the work program and other terms and conditions applicable to one or more of the licenses awarded may not be commercially acceptable to Talisman;
- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand;
- risks and uncertainties involving geology of oil and gas deposits;
- the uncertainty of reserves estimates and reserves life;
- the uncertainty of estimates and projections relating to production, costs and expenses;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- health, safety and environmental risks;
- uncertainties as to the availability and cost of financing and changes in capital markets;
- changes in general economic and business conditions;
- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and
- the Company's ability to implement its business strategy.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included: (1) under the heading "Risk Factors" in the Company's Annual Information Form; and (2) under the headings "Management's Discussion and Analysis – Risks and Uncertainties" and "Outlook for 2006" and elsewhere in the Company's 2005 Annual Report Financial Review. Additional information may also be found in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change except as required by law.